QuickLinks -- Click here to rapidly navigate through this document
Filed pursuant to Rule 433 Registration No. 333-121265 March 15, 2006

TransCanada PipeLines Limited

Pricing Term Sheet

Issuer:	TransCanada PipeLines Limited
Security Type:	SEC Registered
Principal Amount:	$500,000,000
Coupon:	5.850%
Stated Maturity Date:	March 15, 2036
Issue Price:	99.721% of face amount
Yield to Maturity:	5.870%
US Treasury Benchmark:	5.375% due February 2031
US Treasury Yield:	4.870%
Spread to US Treasury:	1.000%
Trade Date:	March 15, 2006
Original Issue/Settlement Date:	March 20, 2006
Interest Payment Dates:	March 15 and September 15,
commencing September 15, 2006
Make Whole Call:	T+ 20 bps
Sole Bookrunner:	Deutsche Bank Securities Inc.
Co-Managers:	Citigroup Global Markets Inc.
J.P. Morgan Securities Inc.
HSBC Securities (USA) Inc.
Lazard Capital Markets LLC
SG Americas Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll free at 1-800-503-4611.

QuickLinks

TransCanada PipeLines Limited